Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc. 87 Maple Avenue, 1stFloor Red Bank, New Jersey 07701

Item 2	Date of Material Change

August 18, 2015

Item 3	News Release

A news release was disseminated on August 18, 2015 through the facilities of Marketwired.

Item 4	Summary of Material Change

Natcore has built an all-back contact silicon heterojunction cell structure in which silver has been eliminated and replaced by aluminum.

Item 5	Full Description of Material Change

Natcore has built an all-back contact silicon heterojunction cell structure in which silver has been eliminated and replaced by aluminum, without loss of performance. Silver represents greater than 48% of the metallization cost of an average solar cell or approximately 11% of the total raw material cost of solar module. The current price of silver is approximately $15.28 troy ounces, while the equivalent quantity of aluminum is approximately $0.05, allowing for reduction in raw material costs.

Natcore’s novel design allows for aluminum to be easily substituted for silver. Natcore scientists used their proprietary laser technology to apply contacts to the rear of the cell as well as for other critical aspects of the process

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Reportis not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Reportand may be contacted (732) 576-8800.

Item 9	Date of Report

August 18, 2015